Via Facsimile and U.S. Mail
Mail Stop 6010

March 30, 2007

Mr. Danny L. Hale
Vice President and Chief Financial Officer
The Allstate Corporation
2775 Sanders Road.
Northbrook, Illinois   60062

Re: **The Allstate Corporation**
       Form 10-K for Fiscal Year Ended December 31, 2006
       Filed on February 22, 2007
       File No. 001-11840

Dear Mr. Hale:

We have reviewed your filing and have the following comments. We have limited our review of your filing to the issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Notes to Consolidated Financial Statements, page 135

3. Dispositions, page 152

1.   Please provide to us in disclosure-type format an explanation that clarifies your accounting and disclosures related to the combination of coinsurance and modified coinsurance reinsurance agreements completed with Prudential Financial, Inc. In doing so, please address the following points:
      •   Disclose in greater detail the nature of the coinsurance and the modified coinsurance agreements. Include any provisions in the contracts that are not

usually included in a standard reinsurance agreement. Disclose the risks transferred and disclose whether the contracts provide indemnification against loss or liability relating to the insurance risk transferred as contemplated by SFAS 113. Include a discussion of the economic benefit achieved as a result of these contracts.

- Explain the reason for the valuation of the reinsurance recoverable at the same amount as the general account liability of $1.49 billion.

Schedule IV – Reinsurance, page S-7

2.   Please provide us a revised schedule in disclosure-type format to include a footnote with the amount of reinsurance and coinsurance income netted in the column "Ceded to other companies."   Please refer to Rule 12-17 of Regulation S-X.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant